Exhibit 99.1

New Gold Reports In-Line Production for the Second Quarter Reaffirms Annual Production Guidance; Liquidity Maintained

TORONTO--(BUSINESS WIRE)--July 11, 2019--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports in-line second quarter operating results from the Rainy River and New Afton Mines. The Company remains on track to achieve annual production guidance. The Company maintained its liquidity position of approximately $400 million, which supports the implementation of the short-term operational plan. (All amounts are in US dollars unless otherwise indicated.)

Second Quarter and Recent Operational Highlights

  Total production (excluding production from the Cerro San Pedro Mine) for the second quarter was 132,556 gold equivalent ounces (85,216 ounces of gold, 151,305 ounces of silver and 21.6 million pounds of copper). For the six-month period, production was 255,820 gold equivalent ounces (164,614 ounces of gold, 287,818 ounces of silver and 41.1 million pounds of copper). Production is on track to meet annual guidance of 465,000 to 520,000 gold equivalent ounces.
  The Rainy River Mine reported gold equivalent production of 66,765 ounces (66,013 ounces of gold and 66,157 ounces of silver) for the quarter. For the six-month period, production was 129,043 gold equivalent ounces (127,570 ounces of gold and 126,540 ounces of silver). Production is on track to meet annual guidance of between 250,000 and 275,000 gold equivalent ounces.
  The New Afton Mine delivered gold equivalent production of 65,791 ounces (19,203 ounces of gold and 21.6 million pounds of copper). For the six-month period, production was 126,777 gold equivalent ounces (37,044 ounces of gold and 41.1 million pounds of copper). Production is on track to meet annual guidance of between 215,000 to 245,000 gold equivalent ounces.
  As of the end of the quarter, the Company maintained its available liquidity of approximately $400 million, including $110 million in cash and cash equivalents, which supports the implementation of the short-term operational plan.

“I am very pleased with the results achieved in the quarter, which is the third consecutive quarter of in-line results. Significant advancements have been made at Rainy River with the mill achieving its throughput, recovery and availability targets. We are excited to enter the next phase of optimization that will focus on controlling and reducing costs while we complete capital projects, positioning the operation for efficient and sustainable mining.” stated Renaud Adams, CEO, “The New Afton Mine reported another strong quarter of operating results and the team continued to advance the development of the C-Zone. Our liquidity position remains consistent with the prior quarter, which is particularly impressive considering the construction capital spend and the operational repositioning at the Rainy River Mine.”

Second Quarter Production Highlights
Gold Equivalent Produced[1] (oz)	Q2 2019	H1 2019	2019 Guidance
Rainy River	66,765	129,043	250,000 – 275,000
New Afton	65,791	126,777	215,000 – 245,000
Total Production	132,556	255,820	465,000 - 520,000
Gold Produced (oz)	Q2 2019	H1 2019
Rainy River	66,013	127,570	245,000 – 270,000
New Afton	19,203	37,044	55,000 - 65,000
Total Production	85,216	164,614	300,000 – 335,000
Copper Produced (Mlbs)	Q2 2019	H1 2019
New Afton Copper Produced (Mlbs)	21.6	41.1	75 – 85

1. Gold equivalent ounces include silver and copper ounces produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. All copper is produced by the New Afton Mine. The ratio for Q2 2019 was calculated based on average spot market prices of $1,310 per gold ounce, $14.89 per silver ounce and $2.77 per copper pound. The ratio for 2019 Guidance was calculated based on spot price assumptions of $1,300 per gold ounce, $16.00 per silver ounce and $2.75 per copper pound.

Rainy River Mine Operational Highlights
Rainy River Mine	Q1 18	Q2 18	Q3 18	Q4 18	Q1 2019	Q2 2019
Tonnes mined per day (ore and waste)	112,432	107,416	102,290	111,507	111,679	114,544
Ore tonnes mined per day	36,296	36,043	30,439	32,054	15,739	21,368
Operating waste tonnes per day	54,321	43,570	23,333	67,406	62,955	82,488
Capitalized waste tonnes per day	21,816	27,802	48,518	12,047	32,986	10,688
Total waste tonnes per day	76,137	71,372	71,851	79,453	95,941	93,176
Strip ratio (waste:ore)	2.1	1.98	2.36	2.48	6.10	4.36
Tonnes milled per calendar day	17,534	16,549	16,962	20,668	19,725	21,117
Gold grade milled (g/t)	1.08	1.24	1.21	1.42	1.19	1.15
Gold recovery (%)	81	87	87	89	90	93
Mill availability (%)	77	74	76	80	89	88
Gold production (oz)	39,325	55,219	55,538	77,202	61,557	66,013
Gold eq. production[1] (oz)	40,016	55,984	56,275	78,074	62,278	66,765

1. Gold equivalent ounces for Rainy River include silver ounces produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q2 2019 was calculated based on average spot market prices of $1310 per gold ounce and $14.89 per silver ounce and includes 66,157 ounces of silver.

  The mine reported gold equivalent production of 66,765 ounces (66,013 ounces of gold and 66,157 ounces of silver) for the quarter, despite the previously disclosed 10-day mill shutdown due to the buildup of water in the Tailings Management Area (TMA) (see May 1, 2019 press release). Ore production during the quarter included planned lower grades as mining operations continued the transition from Phase 1 to Phase 2 of the mine plan. The mine is on track to achieve annual production guidance of between 250,000 to 275,000 gold equivalent ounces.
  During the quarter, approximately 1.9 million ore tonnes and 8.5 million waste tonnes (including 1.0 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 4.36:1. Phase 2 waste stripping was prioritized in the quarter as mining operations were diverted from the phase 1 pit due to low drill availability, excess water at the bottom of the pit early in the quarter, and the planned 27-day outage related of the PC8000 shovel for a partial overhaul. Additionally, 2.0 million tonnes of out-pit material were mined during the quarter in preparation for planned dam raises over the balance of the year.
  Mill throughput for the quarter averaged 21,117 tonnes per day and achieved a record 24,230 tonnes per day in June, surpassing the target of 24,000 tonnes per day. Milled grades are expected to be lower in the second half of the year as mining operations shift from Phase 1 to Phase 2 due to the depletion of Phase 1 ore.
  Mill availability for the quarter averaged 88% (93% in June). Downtime was related to mill upgrades and repairs, including brakes systems on both mills, as well as grid power interruptions due to weather conditions in early June.
  Gold recovery significantly improved to average 93% for the quarter as efforts continued to focus on ongoing circuit optimizations.
  Construction activities increased during the quarter with the initiation of the Stage 2 dam raises at the TMA. The water treatment plant is near completion, with full commissioning expected in the third quarter. Construction of the maintenance and warehouse facilities will be launched in the third quarter.
  During the quarter the Company advanced a comprehensive mine optimization study that includes the review of alternative open pit and underground mining scenarios with the overall objective of improving the return on investment over the life of mine by reducing open pit waste, overall underground development, and sustaining capital. An updated life of mine plan is anticipated to be completed in the fourth quarter.
  A strategic exploration drilling program was launched in the second quarter which will test near-mine targets in the Intrepid North area. To date, 2,500 metres (5 holes) of the planned 7,500 metres (15 holes) have been completed. The drilling program is expected to conclude in the third quarter.

New Afton Mine Operational Highlights
New Afton Mine	Q1 18	Q2 18	Q3 18	Q4 18	Q1 19	Q2 19
Tonnes mined per day (ore and waste)	16,751	13,654	17,105	17,099	15,824	16,357
Tonnes milled per calendar day	14,333	14,804	14,518	15,012	14,759	14,992
Gold grade milled (g/t)	0.57	0.50	0.55	0.51	0.50	0.53
Gold recovery (%)	84	86	85	84	83	83
Gold production (oz)	19,998	18,637	19,916	18,778	17,841	19,203
Copper grade milled (%)	0.94	0.82	0.89	0.82	0.80	0.86
Copper recovery (%)	83	84	83	83	83	83
Copper production (Mlbs)	22.2	20.4	21.7	20.8	19.5	21.6
Gold equivalent production[1] (oz)	73,717	68,340	70,416	67,191	60,986	65,791

1. Gold equivalent ounces for New Afton includes silver ounces and copper pounds produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q2 2019 was calculated based on average spot market prices of $1,310 per gold ounce, $14.89 per silver ounce and $2.77 per copper pound and includes 85,148 ounces of silver.

  The mine produced 65,791 gold equivalent ounces for the quarter, including 19,203 ounces of gold, and 21.6 million pounds of copper. The mine is on track to achieve annual production guidance of between 215,000 to 245,000 gold equivalent ounces.
  Mining and milling performance were in-line with planned levels for the quarter, achieving 16,357 tonnes mined per day and 14,992 tonnes milled per day, respectively, at gold and copper recoveries of 83%.
  The second phase of a planned mill upgrade to address supergene ore recovery advanced during the quarter and is expected to be commissioned in the third quarter.
  Development of the B3 and C zones continued to advance in the quarter.
  Efforts during the quarter continued to focus on de-risking the execution of the C-Zone project, primarily focusing on the finalization of the tailings disposal plan and advancing permitting efforts with the objective of updating the life of mine plan in the latter part of the year. During the quarter, exploration-heading development towards the C-Zone commenced and advanced by approximately 200 metres.
  The New Afton delineation and exploration programs are currently underway and include three key initiatives: 1) underground drilling to delineate and expand mineral resources within the Sub-level cave (“SLC”) Zone located to the east of the planned B3 block cave; 2) underground exploration drilling of the D-Zone target to test the potential for additional mineral resources down plunge of the C-Zone block cave mineral reserve; and 3) surface geophysical and geochemical surveys along the prospective Cherry Creek trend located within three kilometres of the New Afton mill. (see May 29, 2019 press release).

Upcoming News and Events

  Q2 Financial Results (before-market August 1)
  New Afton and Rainy River Exploration Updates (Q3 2019)
  Updated Life of Mine plans for New Afton and Rainy River (Q4 2019)

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of two core producing assets in top-rated jurisdictions, the Rainy River and New Afton Mines in Canada. The Company also operates the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016). In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold’s objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for production and the factors contributing to those expected results, including throughput and recoveries; planned development and exploration activities and timing for 2019 and future years.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River Mine and Blackwater project being consistent with New Gold’s current expectations; and (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information
The scientific and technical information contained herein has been reviewed and approved by Eric Vinet, Vice President, Technical Services of New Gold. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of NI 43-101.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category. Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made. Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Contacts

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com